Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS

of

RIGNET, INC.

Section 2.12 of the RigNet Inc. amended and restated bylaws is amended as set forth below, effective May 18, 2016. Additions are indicated by underline, and deletions are indicated by strike-through.

2.12 Removal of Directors. Any director may be removed from the Board of Directors by the stockholders of the Corporation ~~only for cause, and in such case only~~ with or without cause by the affirmative vote of the holders of at least a majority of the total voting power of all classes of the then outstanding capital stock of the Corporation entitled to vote generally in the election of directors.

Adopted by Resolutions of the Board of Directors March 10, 2016

Effective on May 18, 2016